Exhibit 99.32
Publication of Report on Payments to Governments for the year ended 31 December 2018

Rio Tinto plc

28 May 2019

Our report on payments to governments made by Rio Tinto and its subsidiary undertakings for the year ended 31 December 2018 as required under the UK’s Report on Payments to Governments Regulations 2014 (as amended in December 2015) was filed at Companies House today.  These UK Regulations enact domestic rules in line with Chapter 10 of the EU Accounting Directive.  The report also satisfies the requirements of Rule 4.3A of the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom.

We also continue to publish, on a voluntary basis, our annual Taxes paid report.  The Taxes paid: Our economic contribution 2018 report is more comprehensive than the mandatory filing and includes the wider payments made by Rio Tinto to governments in each of the main countries in which we operate.
Rio Tinto paid US$6.6 billion of taxes and royalties and a further US$1.3 billion on behalf of its employees during 2018.

Our Taxes Paid report also includes information about our tax strategy and governance, international related party dealings and other disclosures.

The Taxes Paid: Our economic contribution 2018 report is available to download at http://www.riotinto.com/documents/RT_taxes_paid_2018.pdf

Text of Report on Payments to Governments for the year 2018 filed at Companies House:

GOVERNMENT PAYMENTS BY TYPE
Country Code	Government	Payment Type	Unit Measure	Volume	Valuation Method	Currency	Amount	Company Name	Company Number	Notes	Report Name	Report End Date	Version	Report Notes	Filing Date
AUS	AUSTRALIAN TAXATION OFFICE	Tax		0		USD	3,165,297,066	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS	AUSTRALIAN TAXATION OFFICE	Fees		0		USD	(118,937)	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
BRA	FEDERAL REVENUE OF BRAZIL	Tax		0		USD	231,942	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
USA	CALIFORNIA FRANCHISE TAX BOARD	Tax		0		USD	6,503,708	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CAN	CANADA REVENUE AGENCY	Tax		0		USD	31,654,381	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CHL	CHILE - SERVICIO DE IMPUESTOS INTERNOS	Fees		0		USD	206,054	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CHL	CHILE - SERVICIO DE IMPUESTOS INTERNOS	Tax		0		USD	221,284	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
MNG	GOBI OYU DEVELOPMENT SUPPORT FUND	Bonuses		0		USD	4,999,975	Rio Tinto plc	719885	Bonus includes amounts paid under Oyu Tolgoi LLC's Communities Co-operation Agreement	Extractive Industry Reporting	31/12/2018	2		27-May-19
IDN	INDONESIA - DIRECTORATE GENERAL OF TAXES	Tax		0		USD	(210,807)	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
IDN	INDONESIA - DIRECTORATE GENERAL OF TAXES	Royalties		0		USD	22,357,828	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Tax		0		USD	30,179,436	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CAN	INNU NATION	Fees		0		USD	2,574,792	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
USA	KERN COUNTY (CA)	Fees		0		USD	9,489,628	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
MNG	KHANBOGD SUM	Fees		0		USD	536,745	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19

LAO	LAOS - TAX DEPARTMENT	Fees	0	USD	235,700	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
CAN	LUTSEL K'E DENE FIRST NATION	Fees	0	USD	162,324	Rio Tinto plc	719885	This is 60% of total payment being Rio Tinto share of Diavik	Extractive Industry Reporting	31/12/2018	2	27-May-19
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Royalties	0	USD	2,528,710	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Fees	0	USD	396,952	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Royalties	0	USD	65,526,636	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Fees	0	USD	221,695	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
NAM	NAMIBIA - NATIONAL TAXATION AUTHORITY	Royalties	0	USD	6,840,725	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
NAM	NAMIBIA - NATIONAL TAXATION AUTHORITY	Fees	0	USD	554,354	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
AUS	NORTHERN TERRITORY REVENUE OFFICE	Royalties	0	USD	43,531,010	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
AUS	NORTHERN TERRITORY REVENUE OFFICE	Fees	0	USD	4,868,880	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Tax	0	USD	24,240,002	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Fees	0	USD	4,629,177	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
USA	PENNSYLVANIA DEPARTMENT OF REVENUE	Tax	0	USD	156,103	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
PER	PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	Tax	0	USD	(145,045)	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
PER	PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	Fees	0	USD	1,740,407	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
CAN	REVENU QUEBEC	Tax	0	USD	1,221,239	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
CAN	MINISTRE DES FINANCES DU QUEBEC	Fees	0	USD	1,330,740	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
AUS	STATE OF QUEENSLAND	Royalties	0	USD	151,664,957	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
AUS	STATE OF QUEENSLAND	Fees	0	USD	1,594,154	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
USA	SALT LAKE COUNTY (UT)	Fees	0	USD	46,747,675	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
ZAF	SOUTH AFRICAN REVENUE SERVICES	Tax	0	USD	56,834,726	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
ZAF	SOUTH AFRICAN REVENUE SERVICES	Royalties	0	USD	18,666,188	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
CAN	TLICHO GOVERNMENT	Fees	0	USD	1,213,890	Rio Tinto plc	719885	This is 60% of total payment being Rio Tinto share of Diavik	Extractive Industry Reporting	31/12/2018	2	27-May-19
MNG	ULAANBAATAR CITY	Fees	0	USD	995,615	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
MNG	UMNUGOBI AIMAG	Fees	0	USD	6,168,622	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
MNG	UMNUGOBI AIMAG	Tax	0	USD	6,714,786	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
USA	USA - INTERNAL REVENUE SERVICE	Tax	0	USD	(28,131,240)	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
USA	UTAH STATE TAX COMMISSION	Royalties	0	USD	11,350,943	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
USA	UTAH STATE TAX COMMISSION	Tax	0	USD	11,340,540	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
AUS	STATE OF WESTERN AUSTRALIA	Royalties	0	USD	1,247,902,924	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
AUS	STATE OF WESTERN AUSTRALIA	Fees	0	USD	2,173,412	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
USA	WISCONSIN DEPARTMENT OF REVENUE	Tax	0	USD	174,424	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
CAN	YELLOWKNIVES DENE FIRST NATION	Fees	0	USD	444,797	Rio Tinto plc	719885	This is 60% of total payment being Rio Tinto share of Diavik	Extractive Industry Reporting	31/12/2018	2	27-May-19

ZMB	ZAMBIA - ZAMBIA REVENUE AUTHORITY	Fees	0	USD	173,550	Rio Tinto plc	719885	Extractive Industry Reporting	31/12/2018	2	27-May-19
USA	NEW MEXICO TAXATION AND REVENUE DEPARTMENT	Tax	0	USD	121,980	Rio Tinto plc	719885	Extractive Industry Reporting	31/12/2018	2	27-May-19
		TOTAL			4,968,114,647

GOVERNMENT PAYMENTS TOTALS
Government	Country Code	Amount	Currency	Company Name	Company Number	Report End Date	Version	Notes	Report Name	Report Notes	Filing Date
AUSTRALIAN TAXATION OFFICE	AUS	3,165,178,129	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
FEDERAL REVENUE OF BRAZIL	BRA	231,942	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
CALIFORNIA FRANCHISE TAX BOARD	USA	6,503,708	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
CANADA REVENUE AGENCY	CAN	31,654,381	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
CHILE - SERVICIO DE IMPUESTOS INTERNOS	CHL	427,338	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
GOBI OYU DEVELOPMENT SUPPORT FUND	MNG	4,999,975	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
INDONESIA - DIRECTORATE GENERAL OF TAXES	IDN	22,147,021	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
INNU NATION	CAN	2,574,792	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
KERN COUNTY (CA)	USA	9,489,628	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
KHANBOGD SUM	MNG	536,745	USD	Rio Tinto plc	719885	31/12/2018	2	B	Extractive Industry Reporting		27-May-19
LAOS - TAX DEPARTMENT	LAO	235,700	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
LUTSEL K'E DENE FIRST NATION	CAN	162,324	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
MADAGASCAR - GENERAL DIRECTION OF TAXES	MDG	2,925,662	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
MONGOLIA - GENERAL DEPARTMENT OF TAXATION	MNG	65,748,331	USD	Rio Tinto plc	719885	31/12/2018	2	B	Extractive Industry Reporting		27-May-19
NAMIBIA - NATIONAL TAXATION AUTHORITY	NAM	7,395,079	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
NEW MEXICO TAXATION AND REVENUE DEPARTMENT	USA	121,980	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	CAN	30,179,436	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
NORTHERN TERRITORY REVENUE OFFICE	AUS	48,399,890	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
GOVERNMENT OF NORTHWEST TERRITORIES	CAN	28,869,179	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
PENNSYLVANIA DEPARTMENT OF REVENUE	USA	156,103	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	PER	1,595,362	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
REVENU QUEBEC	CAN	1,221,239	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
STATE OF QUEENSLAND	AUS	153,259,111	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
SALT LAKE COUNTY (UT)	USA	46,747,675	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
SOUTH AFRICAN REVENUE SERVICES	ZAF	75,500,914	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
MINISTRE DES FINANCES DU QUEBEC	CAN	1,330,740	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
TLICHO GOVERNMENT	CAN	1,213,890	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
ULAANBAATAR CITY	MNG	995,615	USD	Rio Tinto plc	719885	31/12/2018	2	B	Extractive Industry Reporting		27-May-19
UMNUGOBI AIMAG	MNG	12,883,408	USD	Rio Tinto plc	719885	31/12/2018	2	B	Extractive Industry Reporting		27-May-19
USA - INTERNAL REVENUE SERVICE	USA	(28,131,240)	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
UTAH STATE TAX COMMISSION	USA	22,691,483	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
STATE OF WESTERN AUSTRALIA	AUS	1,250,076,336	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
WISCONSIN DEPARTMENT OF REVENUE	USA	174,424	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
YELLOWKNIVES DENE FIRST NATION	CAN	444,797	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
ZAMBIA - ZAMBIA REVENUE AUTHORITY	ZMB	173,550	USD	Rio Tinto plc	719885	31/12/2018	2	A	Extractive Industry Reporting		27-May-19
TOTAL		4,968,114,647
NOTE A Amounts in local currency are converted to US$ at the average exchange rate for the year.
NOTE B Amounts in local currency are converted to US$ at the exchange rate at the time the payments were made.

PROJECT PAYMENTS BY TYPE
Project Code	Project Name	Country Code List	Payment Type	Unit Measure	Volume	Valuation Method	Currency	Amount	Company Name	Company Number	Notes	Report Name	Report End Date	Version	Report Notes	Filing Date
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Tax		0		USD	2,974,376,217	Rio Tinto plc	719885	C	Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Royalties		0		USD	1,236,488,002	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Fees		0		USD	572,947	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CAN01	IRON ORE COMPANY OF CANADA	CAN	Tax		0		USD	66,091,904	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CAN01	IRON ORE COMPANY OF CANADA	CAN	Fees		0		USD	2,574,792	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
MNG01	OYU TOLGOI - MONGOLIA	MNG	Tax		0		USD	6,714,786	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
MNG01	OYU TOLGOI - MONGOLIA	MNG	Royalties		0		USD	65,526,636	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
MNG01	OYU TOLGOI - MONGOLIA	MNG	Fees		0		USD	7,922,678	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
MNG01	OYU TOLGOI - MONGOLIA	MNG	Bonuses		0		USD	4,999,975	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
USA01	KENNECOTT UTAH COPPER - US	USA	Tax		0		USD	(20,010,347)	Rio Tinto plc	719885	C	Extractive Industry Reporting	31/12/2018	2		27-May-19
USA01	KENNECOTT UTAH COPPER - US	USA	Royalties		0		USD	11,350,943	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
USA01	KENNECOTT UTAH COPPER - US	USA	Fees		0		USD	46,747,675	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
USA02	RESOLUTION COPPER - US	USA	Tax		0		USD	(13,898,790)	Rio Tinto plc	719885	C	Extractive Industry Reporting	31/12/2018	2		27-May-19
IDN01	GRASBERG - INDONESIA	IDN	Tax		0		USD	(210,807)	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
IDN01	GRASBERG - INDONESIA	IDN	Royalties		0		USD	22,357,828	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS02	NEW SOUTH WALES COAL - AUSTRALIA	AUS	Tax		0		USD	96,652,901	Rio Tinto plc	719885	C	Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS03	QUEENSLAND COAL - AUSTRALIA	AUS	Tax		0		USD	423,752,873	Rio Tinto plc	719885	C	Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS03	QUEENSLAND COAL - AUSTRALIA	AUS	Royalties		0		USD	62,773,214	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS03	QUEENSLAND COAL - AUSTRALIA	AUS	Fees		0		USD	168,216	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS04	ARGYLE - AUSTRALIA	AUS	Tax		0		USD	(34,643,946)	Rio Tinto plc	719885	D	Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS04	ARGYLE - AUSTRALIA	AUS	Royalties		0		USD	8,902,534	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS04	ARGYLE - AUSTRALIA	AUS	Fees		0		USD	1,041,947	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CAN02	DIAVIK - CANADA	CAN	Tax		0		USD	27,481,653	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CAN02	DIAVIK - CANADA	CAN	Fees		0		USD	6,450,188	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
NAM01	ROSSING - NAMIBIA	NAM	Royalties		0		USD	6,840,725	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
NAM01	ROSSING - NAMIBIA	NAM	Fees		0		USD	554,354	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Tax		0		USD	(6,278,500)	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Fees		0		USD	1,330,740	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
MDG01	QIT MADAGASCAR MINERALS	MDG	Royalties		0		USD	2,528,710	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
MDG01	QIT MADAGASCAR MINERALS	MDG	Fees		0		USD	396,952	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Tax		0		USD	56,834,726	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Royalties		0		USD	18,666,188	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
USA03	US BORAX	USA	Tax		0		USD	30,546,805	Rio Tinto plc	719885	C	Extractive Industry Reporting	31/12/2018	2		27-May-19
USA03	US BORAX	USA	Fees		0		USD	9,489,628	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Tax		0		USD	1,789,772	Rio Tinto plc	719885	C	Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Royalties		0		USD	2,512,388	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Fees		0		USD	439,581	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS06	GOVE - AUSTRALIA	AUS	Royalties		0		USD	43,531,010	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS06	GOVE - AUSTRALIA	AUS	Fees		0		USD	4,868,880	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS07	WEIPA INCLUDING AMRUN	AUS	Tax		0		USD	6,372,917	Rio Tinto plc	719885	C	Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS07	WEIPA INCLUDING AMRUN	AUS	Royalties		0		USD	88,891,743	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUS07	WEIPA INCLUDING AMRUN	AUS	Fees		0		USD	1,425,938	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2		27-May-19
AUSEXP01	EXPLORATION - AUSTRALIA	AUS	Tax		0		USD	(11,246,621)	Rio Tinto plc	719885	D	Extractive Industry Reporting	31/12/2018	2		27-May-19

AUSOTH01	HEAD OFFICE / NON-EXTRACTIVE AUSTRALIA	AUS	Tax	0	USD	(291,757,049)	Rio Tinto plc	719885	D	Extractive Industry Reporting	31/12/2018	2	27-May-19
CHLEXP01	EXPLORATION - CHILE	CHL	Tax	0	USD	221,284	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
CHLEXP01	EXPLORATION - CHILE	CHL	Fees	0	USD	206,054	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
BRAEXP01	EXPLORATION - BRAZIL	BRA	Tax	0	USD	231,942	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
PEREXP01	EXPLORATION - PERU	PER	Tax	0	USD	(145,045)	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
PEREXP01	EXPLORATION - PERU	PER	Fees	0	USD	1,740,407	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
USAEXP01	EXPLORATION - US	USA	Tax	0	USD	(6,472,151)	Rio Tinto plc	719885	C	Extractive Industry Reporting	31/12/2018	2	27-May-19
LAOEXP01	EXPLORATION - LAOS	LAO	Fees	0	USD	235,700	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
ZMBEXP01	EXPLORATION - ZAMBIA	ZMB	Fees	0	USD	173,550	Rio Tinto plc	719885		Extractive Industry Reporting	31/12/2018	2	27-May-19
			TOTAL			4,968,114,647
NOTE C Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group.
NOTE D Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group. This does not represent an actual refund from the Australian Tax Office

PROJECT PAYMENT TOTALS
Project Name	Project Code	Amount	Currency	Company Name	Company Number	Report End Date	Version	Notes	Report Name	Report Notes	Filing Date
PILBARA - WESTERN AUSTRALIA	AUS01	4,211,437,166	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
IRON ORE COMPANY OF CANADA	CAN01	68,666,696	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
OYU TOLGOI - MONGOLIA	MNG01	85,164,075	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
KENNECOTT UTAH COPPER - US	USA01	38,088,271	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
RESOLUTION COPPER - US	USA02	(13,898,790)	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
GRASBERG - INDONESIA	IDN01	22,147,021	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
NEW SOUTH WALES COAL - AUSTRALIA	AUS02	96,652,901	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
QUEENSLAND COAL - AUSTRALIA	AUS03	486,694,303	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
ARGYLE - AUSTRALIA	AUS04	(24,699,465)	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
DIAVIK - CANADA	CAN02	33,931,841	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
ROSSING - NAMIBIA	NAM01	7,395,079	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
RIO TINTO FER ET TITANE - CANADA	CAN03	(4,947,760)	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
QIT MADAGASCAR MINERALS	MDG01	2,925,662	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF01	75,500,914	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
US BORAX	USA03	40,036,433	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
DAMPIER SALT - AUSTRALIA	AUS05	4,741,741	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
GOVE - AUSTRALIA	AUS06	48,399,890	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
WEIPA INCLUDING AMRUN	AUS07	96,690,598	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
EXPLORATION - AUSTRALIA	AUSEXP01	(11,246,621)	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
HEAD OFFICE / NON-EXTRACTIVE AUSTRALIA	AUSOTH01	(291,757,049)	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
EXPLORATION - CHILE	CHLEXP01	427,338	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
EXPLORATION - BRAZIL	BRAEXP01	231,942	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
EXPLORATION - PERU	PEREXP01	1,595,362	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
EXPLORATION - US	USAEXP01	(6,472,151)	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
EXPLORATION - LAOS	LAOEXP01	235,700	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
EXPLORATION - ZAMBIA	ZMBEXP01	173,550	USD	Rio Tinto plc	719885	31/12/2018	2		Extractive Industry Reporting		27-May-19
	TOTAL	4,968,114,647

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

Steve Allen Group Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885